ING USA Annuity and Life Insurance Company
and its Separate Account B

Supplement dated March 29, 2006, to your current variable annuity Contract Prospectus and Statement of Additional Information

This supplement updates certain information contained in your current variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your variable annuity Contract Prospectus and SAI for future reference.

NOTICE OF FUND SUBSTITUTIONS

Effective April 28, 2006, and pursuant to applicable regulatory approvals, ING USA Annuity and Life Insurance Company (the "Company") and its Separate Account B (the "Separate Account") will replace certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") with certain other funds (the "Substitute Funds") as follows:

Replaced Funds	Substitute Funds
Fidelity® VIP Growth Portfolio (Service Class 2)	ING FMR^{SM} Earnings Growth Portfolio -- Class S
Fidelity® VIP Overseas Portfolio (Service Class 2)	ING VP Index Plus International Equity Portfolio -- Class S

Not all of the Replaced Funds may be available through your variable annuity contract. Please refer to your Contract Prospectus for the list of Replaced Funds available to you.

Important Information about the Substitutions.
- Effective April 28, 2006, subaccounts which invest in the Substitute Funds will be available through your variable annuity contract and all references in your Contract Prospectus and SAI to the name of a Replaced Fund will be replaced with the name of the corresponding Substitute Fund.
- Effective April 28, 2006, the subaccounts which invest in the Replaced Funds will no longer be available through your variable annuity contract.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to the subaccounts which invest in the Replaced Funds to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, existing investments and ongoing allocations to a subaccount which invests in a Replaced Fund will be automatically reallocated to the subaccount which invests in the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- The investment objective and policies of each Substitute Fund are the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described in each Substitute Fund's prospectus.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The total expenses of each Substitute Fund are more fully described in each Substitute Fund's prospectus.
- A prospectus for each of the Substitute Funds has previously been sent to your or accompanies this supplement. Read these materials carefully before deciding what to do with amounts allocated to subaccounts which invest in the Replaced Funds. Should you need additional prospectuses, please call the number listed in your Contract Prospectus under "The Trusts and Funds."